Exhibit 99.1

Sun Life Financial Reports Fourth Quarter and Full Year 2017 Results

The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. for the period ended December 31, 2017. Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. Unless otherwise noted, all amounts are in Canadian dollars. Beginning in the first quarter of 2017, we stopped reporting operating net income and its related measures, operating earnings per share (“EPS”) and operating return on equity (“ROE”). The adjustments previously used to derive operating net income will continue to be used to derive underlying net income.

TORONTO, ON - (February 14, 2018) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the fourth quarter ended December 31, 2017. Fourth quarter reported net income was $207 million and underlying net income(1) was $641 million.

	Quarterly results		Full Year
	Q4’17	Q4’16	2017	2016
Reported net income ($ millions)	207	728	2,149	2,485

Underlying net income(1) ($ millions)	641	560	2,546	2,335

Reported EPS(2) ($)	0.34	1.18	3.49	4.03

Underlying EPS(1)(2) ($)	1.05	0.91	4.15	3.80

Reported ROE(1)	4.1%	14.8%	10.7%	13.0%

Underlying ROE(1)	12.7%	11.4%	12.7%	12.2%

•	Minimum Continuing Capital and Surplus Requirements (“MCCSR”)(4) ratio for Sun Life Assurance Company of Canada of 221%. The MCCSR ratio for Sun Life Financial Inc. was 246%, which includes cash and other liquid assets of $2.0 billion for Sun Life Financial Inc. and its wholly-owned holding companies(3)
•	Insurance sales(1) were $1,106 million in the fourth quarter of 2017 ($1,071 million in the fourth quarter of 2016) and $3,042 million in 2017 ($2,758 million in 2016). Wealth sales(1) were $35.3 billion in the fourth quarter of 2017 ($37.3 billion in the fourth quarter of 2016) and $145.3 billion in 2017 ($138.3 billion in 2016)
•	Global assets under management of $975 billion compared to $903 billion as at December 31, 2016
•	Common share dividend declared of $0.455 per share

“2017 was a year of strong financial performance for Sun Life. We grew underlying net income 9% in the year to over $2.5 billion, raised our common share dividend 8% in the year, and generated a 12.7% underlying return on equity,” said Dean Connor, President & CEO, Sun Life Financial.

“Our fourth quarter capped off a year of continued momentum on a number of fronts,” said Connor. “We launched new digital offerings in Canada, improved the profitability of our U.S. Group Benefits business, continued building out our wealth and asset management businesses, and invested to grow our distribution capabilities in Asia.”

(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)	All EPS measures refer to fully diluted EPS, unless otherwise stated.
(3)	For additional information, see section E - Financial Strength in this document.
(4)	For further information on the Life Insurance Capital Adequacy Test effective January 1, 2018, see section E - Financial strength

Fourth Quarter 2017/ sunlife.com 1

“The year was also defined by a relentless focus on doing more for Clients. Sun Life teams around the world implemented hundreds of Client-focused changes – big and small. Taken together, we are making a difference in our Clients’ lives, and there is so much more to do to help them achieve lifetime financial security and live healthier lives. An exciting initiative is our new partnership in the U.S. with Collective Health, an innovative technology company that serves as an alternative to traditional health plans for self-funded employers. Leveraging their advanced health benefits platform, together we intend to transform the benefits experience for self-funded employers and their employees by integrating stop-loss protection into Collective Health’s enterprise benefits platform and collaborating on enhanced data analytics to serve these Clients better.”

Financial and Operational Highlights

Our strategy is focused on four key pillars of growth, where we aim to be a leader in the markets in which we operate. We detail our continued progress in the four pillars below.

($ millions, unless otherwise noted)
	Reported net income(loss)			Underlying net income(loss)(1)			Insurance sales(1)			Wealth sales(1)
	Q4’17	Q4’16	change	Q4’17	Q4’16	change	Q4’17	Q4’16	change	Q4’17	Q4’16	change
SLF Canada	172	398	(57)%	232	243	(5)%	227	308	(26)%	3,183	4,701	(32)%

SLF U.S.	(25)	106	nm(2)	126	87	45%	676	555	22%	—	—

SLF Asset Management	114	198	(42)%	226	188	20%	—	—		28,514	29,457	(3)%

SLF Asia	83	58	43%	80	62	29%	203	208	(2)%	3,603	3,092	17%

Corporate	(137)	(32)	nm(2)	(23)	(20)	(15)%	—	—		—	—
Total	207	728	(72)%	641	560	14%	1,106	1,071	3%	35,300	37,250	(5)%
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)	Not meaningful

Our reported net income in the quarter includes a net charge of $251 million ($444 million pre-tax) related to the U.S. Tax Cuts and Jobs Act (“U.S. tax reform”) which reflects the net impact on actuarial liabilities, deferred tax assets and deferred tax liabilities, and a one-time tax charge on deemed repatriation of foreign earnings. Our reported net income also includes the previously announced restructuring charge of $44 million ($60 million pre-tax), related to actions to enhance business processes and organizational structures and capabilities. These impacts are excluded from underlying net income.

A Leader in Insurance and Wealth Solutions in our Canadian home market

SLF Canada’s reported net income was $172 million in the quarter, down 57% compared to the same period in 2016, largely reflecting unfavourable market impacts driven predominantly by a decline in interest rates, as well as impacts from adverse assumption changes and management actions (“ACMA”). Underlying net income was $232 million, down 5% from the same period in 2016, due to the release of a litigation provision which increased 2016 underlying net income.

Insurance sales were down 26% mainly due to a decrease in individual insurance sales compared to strong sales in the fourth quarter in 2016 in anticipation of the Canadian life insurance tax legislation changes that came into effect on January 1, 2017, while Group Benefits sales were in line with fourth quarter of 2016, reaching $10 billion of business in-force driven by strong sales in 2017. Wealth sales were down 32% compared to the same quarter last year mainly due to a large-case sale in Group Retirement Services (“GRS”) in 2016, while individual wealth sales were in line with the prior year.

In the quarter, we enhanced the my Sun Life mobile app by adding dental and vision providers to our growing network of paramedical healthcare providers, and we now have a network of over 3 million ratings of 110,000 providers where our Clients can locally search, view ratings by peers, and click to call for appointments. In the quarter SLGI(1) achieved $20 billion in assets under management (“AUM”), and subsequent to the quarter closed the acquisition of Excel Funds Management Inc. (“Excel”), adding approximately $800 million in AUM, expanding our product suite into emerging market funds. Excel’s India fund had the highest return of any mutual fund or exchange-traded fund in Canada for the 15-year period ending December 31, 2017, according to data from Morningstar.

(1)	Sun Life Global Investments (Canada) Inc.

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A Leader in U.S. Group Benefits and International high net worth solutions

Reported net loss was $25 million, down from the same quarter in the prior year, reflecting the unfavourable impact of the U.S. tax reform and unfavourable market related impacts primarily driven by interest rates. SLF U.S.’s underlying net income was $126 million, up 45% from the same quarter in the prior year. This reflects improved underwriting experience in Group Benefits, as our pricing actions, investments in claims management and expense initiatives, as well as progress on the integration of the U.S. employee benefits business acquired in 2016, continue to improve profitability. The after-tax profit margin for Group Benefits increased to 5.0%(1) in 2017.

Insurance sales increased by 22% compared to the same quarter in 2016, with increases in Group Benefits mainly driven by strong medical stop-loss sales, partially offset by lower group life and disability sales as a result of pricing discipline and fewer large cases. Insurance sales results also reflect strong International life sales.

In addition to partnering with CollectiveHealth Inc. during the quarter, we formed a stop-loss arrangement with Pareto Captive Services, providing captive solutions for employers seeking an alternative way to self-fund while pooling financial risks. In our dental and vision portfolio, we delivered more options for Clients by adding a new plan to our Vision offering and launching our new Sun Life Dental Network® which is the largest preferred provider (“PPO”) dental network in the U.S.(2)

A Leader in global Asset Management

SLF Asset Management’s reported net income of $114 million was down 42% from the fourth quarter of 2016 largely due to the unfavourable impact of the U.S. tax reform. Underlying net income was $226 million in the fourth quarter of 2017, up 20% from the fourth quarter of 2016, driven by higher average net assets resulting in a pre-tax operating profit margin ratio for MFS(1) of 40%.

SLF Asset Management ended the fourth quarter with $678 billion in assets under management consisting of $618 billion (US$492 billion) from MFS Investment Management (“MFS”) and $59 billion from Sun Life Investment Management (“SLIM”). SLIM continued its momentum with net inflows of $1.6 billion while MFS net outflows of $5.0 billion (US$4.0 billion) in the quarter were primarily driven by institutional Client portfolio re-balancing.

MFS long-term retail fund performance remained strong with 84%, 79% and 92% of MFS’s U.S. retail mutual fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, as of December 31, 2017.

A Leader in Asia through Distribution Excellence in Higher Growth Markets

SLF Asia’s reported net income was up 43% from the fourth quarter of 2016, reflecting the favourable impact of ACMA, partially offset by less favourable market related impacts primarily driven by interest rates. Underlying net income was $80 million, up 29% from the fourth quarter of 2016, reflecting continued growth in our wealth businesses and contributions from our joint ventures.

SLF Asia insurance sales were $203 million in the fourth quarter of 2017, largely in line with the fourth quarter of 2016, with growth across all markets except Hong Kong. SLF Asia wealth sales were $3.6 billion in the fourth quarter of 2017, compared to $3.1 billion in the fourth quarter of 2016. Strong wealth sales were led by continued growth in our Indian joint venture mutual fund company, and our asset management company in the Philippines, as well as our growing pension business in Hong Kong.

Sun Life Malaysia enhanced its new arrangement with U Mobile announced earlier in the year by launching GOLIFE in November, 2017. This first-of-its-kind telco-assurance product allows Clients to apply, subscribe and manage their life insurance policies entirely on their mobile device. In addition, Sun Life Hong Kong completed the acquisition of the Mandatory Provident Fund business and commenced an exclusive 15-year distribution agreement with FWD Life Insurance Company (Bermuda) Limited (“FWD”), in Hong Kong, in the quarter.

(1) Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

(2) Based on September 2017 data from the Ignition Group’s Netminder report.

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Table of Contents

A.	How We Report Our Results	5

B.	Financial Summary	6

C.	Profitability	7

D.	Growth	10

E.	Financial Strength	12

F.	Performance by Business Group	14

1.	SLF Canada	14

2.	SLF U.S	16

3.	SLF Asset Management	18

4.	SLF Asia	20

5.	Corporate	21

G.	Investments	22

H.	Risk Management	25

I.	Additional Financial Disclosure	31

J.	Non-IFRS Financial Measures	32

K.	Forward-looking Statements	37

About Sun Life Financial

Sun Life Financial Inc. (“SLF Inc.”) is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2017, Sun Life Financial had total assets under management (“AUM”) of $975 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

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A. How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), Sun Life Financial Asset Management (“SLF Asset Management”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively) and annual management’s discussion and analysis (“MD&A”). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.

1. Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are available in section J - Non-IFRS Financial Measures in this document. Non-IFRS Financial Measures and reconciliations are also included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports.

2. Forward-looking Statements

Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section K - Forward-looking Statements in this document.

3. Additional Information

Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

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B. Financial Summary

	Quarterly results			Full Year
($ millions, unless otherwise noted)	Q4’17	Q3’17	Q4’16	2017	2016
Net income (loss)
Reported net income (loss)	207	817	728	2,149	2,485
Underlying net income (loss)(1)	641	643	560	2,546	2,335
Diluted Earnings per share (“EPS”) ($)
Reported EPS (diluted)	0.34	1.32	1.18	3.49	4.03
Underlying EPS (diluted)(1)	1.05	1.05	0.91	4.15	3.80
Reported basic EPS ($)	0.34	1.33	1.19	3.51	4.05
Return on equity (“ROE”) (%)
Reported ROE(1)	4.1%	16.2%	14.8%	10.7%	13.0%
Underlying ROE(1)	12.7%	12.7%	11.4%	12.7%	12.2%
Sales
Insurance sales(1)	1,106	599	1,071	3,042	2,758
Wealth sales(1)	35,300	35,826	37,250	145,314	138,319
Premiums and deposits
Net premium revenue	4,078	3,716	4,419	15,281	15,048
Segregated fund deposits	2,680	2,235	3,691	10,858	11,550
Mutual fund sales(1)	21,329	20,721	22,344	87,515	84,728
Managed fund sales(1)	11,170	11,674	10,263	44,093	40,270
ASO(2) premium and deposit equivalents(1)	1,709	1,805	1,705	6,933	6,863
Total premiums and deposits(1)	40,966	40,151	42,422	164,680	158,459
Assets under management (“AUM”)
General fund assets	162,720	158,757	161,071	162,720	161,071
Segregated funds	106,392	102,237	97,167	106,392	97,167
Mutual funds, managed funds and other AUM(1)	705,673	672,601	645,037	705,673	645,037
Total AUM(1)	974,785	933,595	903,275	974,785	903,275
MCCSR(3) ratios
Sun Life Financial	246%	252%	253%	246%	253%
Sun Life Assurance	221%	232%	226%	221%	226%
Financial leverage ratio(1)	23.6%	22.5%	25.2%	23.6%	25.2%
Dividend
Dividend payout ratio(1)	43%	41%	46%	42%	43%
Dividends per common share ($)	0.455	0.435	0.420	1.745	1.620
Capital
Subordinated debt and innovative capital instruments(4)	4,136	3,736	4,534	4,136	4,534
Participating policyholders’ equity and non-controlling interests	650	633	412	650	412
Total shareholders’ equity	22,321	22,298	21,956	22,321	21,956
Total capital	27,107	26,667	26,902	27,107	26,902
Average common shares outstanding (millions)	612	613	613	613	613
Closing common shares outstanding (millions)	610.5	611.9	613.6	610.5	613.6
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)	Administrative Services Only (“ASO”).
(3)	Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio.
(4)	Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see section I - Capital and Liquidity Management -1 - Capital in our 2017 annual MD&A.

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C. Profitability

The following table reconciles our reported net income and underlying net income. The table also sets out the impact that other notable items had on our reported net income and underlying net income in 2017 and 2016. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results			Full Year
($ millions, after-tax)	Q4’17	Q3’17	Q4’16	2017	2016

Reported net income	207	817	728	2,149	2,485
Market related impacts(1)	(57)	113	162	(7)	107
Assumption changes and management actions(1)(2)	(34)	103	10	81	45
Other adjustments(1)	(92)	(42)	(4)	(220)	(2)
U.S. tax reform(2)	(251)	—	—	(251)	—
Underlying net income(3)	641	643	560	2,546	2,335
Reported ROE(3)	4.1%	16.2%	14.8%	10.7%	13.0%
Underlying ROE(3)	12.7%	12.7%	11.4%	12.7%	12.2%

Impact of other notable items on reported and underlying net income

Experience related items(4)
Impact of investment activity on insurance contract liabilities	15	12	15	86	154
Mortality	11	30	(4)	70	(14)
Morbidity	10	3	(13)	25	(23)
Credit	23	22	22	74	64
Lapse and other policyholder behaviour	(12)	(12)	(7)	(49)	(11)
Expenses	(57)	(20)	(76)	(95)	(124)
Other	4	(2)	22	(15)	39
(1)	See section J - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)	U.S. tax reform of $(251) million includes $(288) million ($(444) million pre-tax) of ACMA , which is excluded from the ACMA of $(34) million.
(3)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures.
(4)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Q4 2017 vs. Q4 2016

Our reported net income was $207 million in the fourth quarter of 2017, a decrease compared to the same quarter in 2016, mainly driven by the unfavourable impact of the U.S. tax reform, the restructuring charge, and the impact from interest rates. The 14% increase in underlying net income compared to the same quarter in 2016, to $641 million, reflected the growth in our wealth businesses and favourable morbidity and mortality experience.

1.	Market related impacts(1)

Market related impacts in the fourth quarter of 2017 compared to the fourth quarter of 2016 was primarily driven by unfavourable interest rate changes reflecting decreases in long term risk free rates in the fourth quarter of 2017 compared to increases in 2016, and flattening of the yield curve, partially offset by favourable changes in fair values of real estate.

2.	Assumption changes and management actions(1)

During the fourth quarter of 2017, the net impact of ACMA resulted in a decrease of $34 million (excluding the impact of the U.S. tax reform) to reported net income which included updates to lapse and other policyholder behaviour, compared to an increase of $10 million in the fourth quarter of 2016.

3.	Other adjustments(1)

Other adjustments decreased reported net income by $92 million in the fourth quarter of 2017, which compared to the fourth quarter of 2016, were primarily driven by the restructuring charge of $44 million ($60 million pre-tax), related to actions to enhance business processes and organizational structures and capabilities, and fair value adjustments on MFS’s share-based payment awards.

(1) See section J - Non-IFRS Financial Measures in this document for a breakdown of the components.

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4.	U.S. tax reform

The U.S. tax reform legislation signed into law on December 22, 2017, which took effect on January 1, 2018 includes a reduction to the U.S. corporate tax rate from 35% to 21% for tax years beginning after 2017, changes to the amount of reserves that are tax deductible, and a one-time tax on the deemed repatriation of foreign earnings. In addition, this legislation includes a number of base broadening measures including provisions limiting the deductibility of certain amounts including payments to related foreign taxpayers, and expanded rules impacting foreign source income of non-US affiliates.

As a result of this legislation, the Company has booked a net charge of $251 million ($444 million pre-tax) in the fourth quarter of 2017. This reflects an after-tax charge of $288 million ($444 million pre-tax) to ACMA, and a one-time charge on the deemed repatriation of foreign earnings of $46 million. These are partially offset by a benefit of $83 million(1) relating to the revaluation of deferred tax balances from 35% to 21%.

5.	Experience related items

Experience related items in the fourth quarter of 2017 compared to the fourth quarter of 2016 reflected favourable morbidity and mortality experience primarily in SLF U.S. Group Benefits and improved expense experience. Expense experience in both periods included incentive compensation costs arising from overall strong business performance and investments in growing our businesses.

6.	Income taxes

In the fourth quarter of 2017, our effective income tax rates on reported net income and underlying net income(2) were (36.7)% and 21.5%, respectively, compared to 19.5% and 16.5%, respectively, in the fourth quarter of 2016. Our effective tax rate on reported net income for the fourth quarter of 2017 is below our expected range, primarily due to the impacts of the U.S. tax reform. Our effective tax rate on underlying net income is within our expected range.

Our expected tax range for future years is revised to 15% to 20% as a result of the U.S. tax reform. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax exempt investment income, and other sustainable tax benefits that are expected to decrease our effective tax rate. This new range is based on our current understanding of the base broadening measures referred to in section 4. above, which could impact our corporate structure and/or arrangements between our affiliates. There is also uncertainty surrounding the U.S. states’ interpretation of the U.S. tax reform and the extent to which they will conform with the federal legislation. Note that we expect additional interpretive guidance on these provisions to be issued by the Internal Revenue Service, U.S. Treasury and state tax departments in the future. Such future guidance could impact this updated range.

7.	Impact of foreign exchange rates

During the fourth quarter of 2017, our reported net income and underlying net income decreased by $9 million and $22 million, respectively, as a result of the impact of the movement of the Canadian dollar in the fourth quarter of 2017 relative to the average exchange rates in the fourth quarter of 2016.

(1)	Excludes $(30) million relating to the net impact on deferred tax balances attributable to participating policyholders.
(2)	Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

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2017 vs. 2016

Our reported net income decreased to $2,149 million for 2017 compared to 2016, reflecting the unfavourable impact of the U.S. tax reform, the restructuring charge in the fourth quarter, integration costs, Fair value adjustments on MFS’s share-based payment awards, and interest rates impacts. Underlying net income growth of 9% to $2,546 million reflected favourable mortality and morbidity experience, partially offset by a lower level of gains from investing activity, unfavourable lapse experience and the impact of foreign exchange rates.

1.	Market related impacts(1)

Market related impacts in 2017 compared to 2016 was primarily driven by unfavourable changes in interest rates reflecting the flattening of the yield curve in 2017 as long term interest rates dropped compared to rising long term interest rates in 2016, and the unfavourable impact of significant increases in swap spreads. This was partially offset by favourable changes in the fair value of real estate.

2.	Assumption changes and management actions(1)

ACMA increased reported net income by $81 million in 2017 (excluding the impact of the U.S. tax reform), compared to an increase of $45 million in 2016. See section D - Profitability - 2017 vs. 2016 - ii. Assumption changes and management actions in our 2017 annual MD&A for details on ACMA in 2017.

3.	Other adjustments(1)

Other adjustments in 2017 decreased reported net income by $220 million, which compared to 2016 were primarily due to the impact of integration costs related to the U.S. employee benefits business acquired in 2016 of $68 million ($105 million pre-tax), the restructuring charge of $44 million ($60 million pre-tax) related to actions to enhance business processes and organizational structures and capabilities, and Fair value adjustments on MFS’s share-based payment awards.

4.	U.S. tax reform

As a result of the U.S. tax reform legislation signed into law on December 22, 2017, which took effect on January 1, 2018, the Company has booked a net charge of $251 million in fourth quarter of 2017. See Q4 2017 vs. Q4 2016 for more information.

5.	Experience related items

Experience related items in 2017 compared to 2016 reflected favourable mortality and morbidity experience in the SLF U.S. Group Benefits business, improved mortality experience in SLF Canada and SLF U.K. and improved expense experience. Expense experience in both periods includes incentive compensation costs arising from overall strong business performance and investments in growing our businesses. Experience related items also reflected a lower level of gains from investing activity on insurance contract liabilities and unfavourable lapse and other policyholder behaviour experience.

6.	Income taxes

For 2017, our effective tax rates on reported and underlying net income(2) were 10.8% and 20.5%, respectively, compared to 18.0% and 20.9%, respectively, for 2016. Our effective tax rate on reported net income for 2017 was most notably impacted by higher reported net income in jurisdictions with lower statutory income tax rates and losses in jurisdictions with higher statutory income tax rates, by the U.S. tax reform, ACMA in SLF U.S., as well as the finalization of prior years’ tax filings, which have resulted in an unusually low effective tax rate on a reported basis for 2017. Our effective tax rate on underlying net income is within our expected range. See Q4 2017 vs. Q4 2016 for - 6 - Income Taxes for additional information on our expected effective tax rate range.

7.	Impact of foreign exchange rates

During 2017, our reported and underlying net income decreased by $53 million and $56 million, respectively, as a result of the impact of the movement of the Canadian dollar in 2017 relative to the average exchange rates in 2016.

(1)	See section J - Non-IFRS Financial Measures in this document for a breakdown of the components.
(2)	Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.

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D. Growth

1. Sales

	Quarterly results			Full Year
($ millions)	Q4’17	Q3’17	Q4’16	2017	2016
Insurance sales(1)
SLF Canada	227	217	308	1,125	950
SLF U.S.	676	219	555	1,230	1,148
SLF Asia	203	163	208	687	660
Total insurance sales(1)	1,106	599	1,071	3,042	2,758
Wealth sales(1)
SLF Canada	3,183	3,609	4,701	14,976	13,200
SLF Asia	3,603	3,607	3,092	13,056	8,849
Total wealth sales excluding SLF Asset Management(1)	6,786	7,216	7,793	28,032	22,049
SLF Asset Management sales(1)	28,514	28,610	29,457	117,282	116,270
Total wealth sales(1)	35,300	35,826	37,250	145,314	138,319
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

Total Company insurance sales were $1,106 million in the fourth quarter of 2017, up 3% (7% on a constant currency basis) compared to the same period in 2016.

•	SLF Canada insurance sales decreased, mainly due to the strong individual life insurance sales in the fourth quarter in 2016 in anticipation of the Canadian life insurance tax legislation changes that came into effect on January 1, 2017
•	SLF U.S. insurance sales increased mainly reflecting higher stop-loss sales, benefiting from strong market penetration, partially offset by lower employee benefits sales as part of the pricing actions this year and the currency impact from the change in the Canadian dollar
•	SLF Asia insurance sales were up 3% on a constant currency basis, reflecting sales growth in all markets except Hong Kong

Total Company wealth sales were $35.3 billion in the fourth quarter of 2017, down 5% (1% on a constant currency basis) compared to the fourth quarter of 2016.

•	SLF Canada wealth sales decreased, mainly due to lower sales in GRS reflecting a large case sale in the fourth quarter of 2016
•	SLF Asia wealth sales were up, primarily led by higher sales in the Philippines, Hong Kong, and India, partially offset by lower sales in China and the currency impact from the change in the Canadian dollar
•	SLF Asset Management gross sales were lower, largely attributable to the currency impact from the change in the Canadian dollar and lower mutual fund sales in MFS, partially offset by higher managed fund sales in MFS

Fourth Quarter 2017/ sunlife.com 10

2. Premiums and Deposits

	Quarterly results			Full Year
($ millions)	Q4’17	Q3’17	Q4’16	2017	2016
Net premium revenue	4,078	3,716	4,419	15,281	15,048
Segregated fund deposits	2,680	2,235	3,691	10,858	11,550
Mutual fund sales(1)	21,329	20,721	22,344	87,515	84,728
Managed fund sales(1)	11,170	11,674	10,263	44,093	40,270
ASO premium and deposit equivalents(1)	1,709	1,805	1,705	6,933	6,863
Total premiums and deposits(1)	40,966	40,151	42,422	164,680	158,459
Total adjusted premiums and deposits(1)(2)	43,420	43,033	43,117	170,534	161,217
(1)	Represents a non-IFRS financial measure. See section J—Non-IFRS Financial Measures in this document.
(2)	Adjusted premiums and deposits is a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s Group Benefits (“GB”) Operations Adjustment as described in section J - Non-IFRS Financial Measures in this document.

Net premium revenue was $4.1 billion, down $0.3 billion from the fourth quarter of 2016, primarily driven by decreases in GRS in SLF Canada, Hong Kong in SLF Asia and the currency impact from the change in the Canadian dollar, partially offset by higher premiums in International in SLF U.S. and GB in SLF Canada. Net premium revenue was $15.3 billion in 2017, up $0.3 billion from 2016, primarily driven by higher premiums in Individual and GB in SLF Canada and all business units in SLF U.S., partially offset by decreases in Hong Kong in SLF Asia and the currency impact from the change in the Canadian dollar.

Segregated fund deposits were $2.7 billion in the fourth quarter of 2017, compared to $3.7 billion in the fourth quarter of 2016. Segregated fund deposits were $10.9 billion in 2017, compared to $11.6 billion in 2016. In both cases, the decrease was primarily driven by GRS in SLF Canada and the currency impact from the change in the Canadian dollar, partially offset by increases in Individual Wealth in SLF Canada.

Sales of mutual funds were $21.3 billion in the fourth quarter of 2017, a decrease of $1.0 billion over the fourth quarter of 2016, largely reflected the currency impact from the change in the Canadian dollar and lower sales in MFS, partially offset by increased sales from the Philippines and India in SLF Asia. Sales of mutual funds were $87.5 billion in 2017, compared to $84.7 billion in 2016, primarily driven by the growth of sales in India and the Philippines in SLF Asia, partially offset by the currency impact from the change in the Canadian dollar and decreased sales from MFS.

Sales of managed funds were $11.2 billion in the fourth quarter of 2017 increased by $0.9 billion from the fourth quarter of 2016, primarily due to higher sales in MFS and Hong Kong in SLF Asia, partially offset by the currency impact from the change in the Canadian dollar and lower sales in SLIM. Sales of managed funds of $44.1 billion in 2017 increased $3.8 billion from 2016 primarily due to increases from SLIM, MFS, as well as Hong Kong in SLF Asia, partially offset by the currency impact from the change in the Canadian dollar.

ASO premium and deposit equivalents in the fourth quarter of 2017 and for 2017 were both up compared to the same periods in 2016. In both cases, the increase was attributable to increases in GRS and GB in SLF Canada, partially offset by decreases in Hong Kong in SLF Asia and the currency impact from the change in the Canadian dollar.

The currency impact for total premium and deposits for the fourth quarter of 2017 and for 2017 from the change in the Canadian dollar relative to average exchange rates in the fourth quarter of 2016 and in 2016 decreased total premiums and deposits by approximately $1.7 billion and $2.8 billion, respectively.

3. Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

Fourth Quarter 2017/ sunlife.com 11

	Quarterly results
($ millions)	Q4’17	Q3’17	Q2’17	Q1’17	Q4’16
Assets under management (“AUM”)(1)

General fund assets	162,720	158,757	161,755	160,044	161,071

Segregated funds	106,392	102,237	102,066	101,055	97,167
Mutual funds, managed funds and other AUM(1)	705,673	672,601	680,000	666,176	645,037

Total AUM(1)	974,785	933,595	943,821	927,275	903,275
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

AUM were $974.8 billion as at December 31, 2017, compared to AUM of $903.3 billion as at December 31, 2016. The increase in AUM of $71.5 billion between December 31, 2016 and December 31, 2017 resulted primarily from:

(i)	an increase of $129.0 billion from favourable market movements; and
(ii)	an increase of $3.5 billion of other business activities including $0.7 billion from the first stage of our acquisition of the pension business of FWD in SLF Asia; partially offset by
(iii)	a decrease of $46.3 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016; and
(iv)	net outflow of mutual, managed, and segregated funds of $14.7 billion.

The net outflow of mutual, managed, and segregated funds of $14.7 billion in 2017 was predominantly driven by net outflows from MFS of $28.5 billion, which were partially offset by net inflows of $6.1 billion from each of SLIM and SLF Asia, and $2.6 billion from SLF Canada. For the fourth quarter of 2017, net outflows of mutual, managed and segregated funds were $2.5 billion, predominantly driven by net outflows from MFS of $5.0 billion, partially offset by net inflows of $1.6 billion from SLIM, $0.8 billion from SLF Asia and $0.5 billion from SLF Canada.

E. Financial Strength

	Quarterly results
	Q4’17	Q3’17	Q2’17	Q1’17	Q4’16
MCCSR ratio

Sun Life Financial	246%	252%	248%	249%	253%

Sun Life Assurance	221%	232%	229%	229%	226%
Financial leverage ratio(1)	23.6%	22.5%	22.5%	22.6%	25.2%
Dividend

Dividend payout ratio(1)	43%	41%	39%	45%	46%

Dividends per common share ($)	0.455	0.435	0.435	0.420	0.420
Capital
Subordinated debt and innovative capital instruments(2)	4,136	3,736	3,736	3,735	4,534

Participating policyholders’ equity and non-controlling interests	650	633	628	586	412

Preferred shareholders’ equity	2,257	2,257	2,257	2,257	2,257

Common shareholders’ equity	20,064	20,041	20,059	19,968	19,699
Total capital	27,107	26,667	26,680	26,546	26,902
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)	Innovative capital instruments consist of Sun Life ExchangEable Capital Securities, and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see section I - Capital and Liquidity Management - 1 - Capital in our 2017 annual MD&A.

As at December 31, 2017, SLF Inc.’s MCCSR ratio was 246%, compared to 253% as at December 31, 2016. The primary difference between the MCCSR ratio of SLF Inc. and Sun Life Assurance relates to cash and liquid assets held at the holding company level of $2,019 million as discussed below and capital related to certain insurance subsidiaries held directly by SLF Inc.

Fourth Quarter 2017/ sunlife.com 12

Our total capital consists of subordinated debt and other capital instruments, participating policyholders’ equity, and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at December 31, 2017, our total capital was $27.1 billion, compared to $26.9 billion as at December 31, 2016. The increase in total capital was primarily the result of common shareholders’ net income of $2,205 million and the issuance of $400 million of subordinated debentures detailed below, partially offset by the foreign currency translation impact included in other comprehensive income (loss) of a loss of $737 million, the payment of $1,066 million of dividends on common shares, and the redemption of $800 million of subordinated debentures detailed below.

The legal entity, SLF Inc. (the ultimate parent company), and its wholly-owned holding companies had $2,019 million in cash and other liquid assets as at December 31, 2017 ($1,616 million as at December 31, 2016). The increase in cash and liquid assets in these holding companies in 2017 was primarily attributable to net cash generated from operations and the issuance of $400 million of subordinated debentures, which were partially offset by the redemption of $800 million of subordinated debt, shares purchases under the normal course issuer bid and other operational requirements. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities.

As at December 31, 2017, Sun Life Assurance’s MCCSR ratio was 221%, compared to 226% as at December 31, 2016. The decrease in Sun Life Assurance’s MCCSR ratio over the period primarily resulted from a recapture of a reinsurance arrangement, partially offset by the contribution of reported net income net of dividends.

On March 2, 2017, SLF Inc. redeemed all of its outstanding $800 million principal amount of Series 2012-1 Subordinated Unsecured 4.38% Fixed/Floating Debentures.

On November 21, 2017, SLF Inc. issued $400 million principal amount of Series 2017-1 Subordinated Unsecured 2.75% Fixed/Floating Debentures due 2027. The net proceeds will be used for general corporate purposes of Sun Life Financial, which may include investments in subsidiaries and repayment of indebtedness.

On January 30, 2018, SLF Inc. redeemed all of the outstanding $400 million principal amount of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating Debentures at a redemption price equal to the principal amount together with accrued and unpaid interest to that date.

Life Insurance Capital Adequacy Test

The Office of the Superintendent of Financial Institutions (“OSFI”) has implemented a revised regulatory capital framework referred to as the Life Insurance Capital Adequacy Test (“LICAT”) in Canada effective January 1, 2018. OSFI’s objective is to create a new capital framework that results in improved overall quality of available capital, greater risk sensitivity, better measurement of certain risks and closer alignment of risk measures with the economics of the life insurance business. LICAT is not expected to significantly change the level of excess capital in the industry, however capital requirements by company may change. Results as measured under LICAT are fundamentally different than under MCCSR and will not be directly comparable to MCCSR. OSFI released the final LICAT Guideline on November 24, 2017.

We currently have a strong capital position under MCCSR and expect that to continue under LICAT.

Normal Course Issuer Bid

On August 14, 2017, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 11.5 million common shares between August 14, 2017 and August 13, 2018. During the fourth quarter of 2017, SLF Inc. purchased and cancelled approximately 1.7 million common shares at a total cost of $87 million. During 2017, SLF Inc. purchased and cancelled approximately 3.5 million common shares at a total cost of $175 million.

Fourth Quarter 2017/ sunlife.com 13

F. Performance by Business Group

	Quarterly results			Full Year
($ millions)	Q4’17	Q3’17	Q4’16	2017	2016
Reported net income (loss)
SLF Canada	172	340	398	963	936
SLF U.S.	(25)	195	106	308	508
SLF Asset Management	114	185	198	653	729
SLF Asia	83	93	58	326	309
Corporate	(137)	4	(32)	(101)	3
Total reported net income (loss)	207	817	728	2,149	2,485

Underlying net income (loss)(1)
SLF Canada	232	222	243	949	887
SLF U.S.	126	161	87	507	447
SLF Asset Management	226	204	188	812	699
SLF Asia	80	90	62	330	295
Corporate	(23)	(34)	(20)	(52)	7
Total underlying net income (loss)(1)	641	643	560	2,546	2,335
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2017 annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

1. SLF Canada

	Quarterly results			Full Year
($ millions)	Q4’17	Q3’17	Q4’16	2017	2016
Individual Insurance & Wealth	42	211	291	415	509
Group Benefits	78	74	70	332	307
Group Retirement Services	52	55	37	216	120
Reported net income (loss)	172	340	398	963	936
Market related impacts	(38)	90	130	8	114
Assumption changes and management actions	(24)	34	17	22	(60)
Certain hedges that do not qualify for hedge accounting	2	(6)	8	(16)	(5)
Underlying net income (loss)(1)	232	222	243	949	887
Reported ROE (%)(1)	9.0	17.7	20.1	12.6	12.0
Underlying ROE (%)(1)	12.2	11.6	12.3	12.4	11.4
Insurance sales(1)	227	217	308	1,125	950
Wealth sales(1)	3,183	3,609	4,701	14,976	13,200
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

Profitability

Q4 2017 vs. Q4 2016

SLF Canada’s reported net income was $172 million in the fourth quarter of 2017, compared to $398 million in the fourth quarter of 2016. Underlying net income in the fourth quarter of 2017 was $232 million, compared to $243 million in the fourth quarter of 2016.

Fourth Quarter 2017/ sunlife.com 14

Reported net income in the fourth quarter of 2017 compared to the fourth quarter of 2016 reflected unfavourable market related impacts primarily driven by interest rates and lower equity market gains partially offset by real estate appreciation, and the unfavourable impact of ACMA in the fourth quarter of 2017 within Individual Insurance & Wealth. Underlying net income in the fourth quarter of 2017 compared to the same period in 2016 decreased due to the release of a litigation provision which increased 2016 underlying net income.

2017 vs. 2016

Reported net income was $963 million in 2017, compared to $936 million in 2016. Underlying net income was $949 million in 2017, compared to $887 million in 2016.

Reported net income in 2017 compared to 2016 reflected less favourable market related impacts driven by the impact of interest rate and swap spreads partially offset by real estate gains. The impact of ACMA in 2017 was primarily in Individual Insurance & Wealth and favourable compared to the prior year. Underlying net income in 2017 compared to 2016 reflected higher new business gains, favourable mortality experience with GRS and Individual Wealth, and favourable credit experience, partially offset by lower investing activity gains.

Growth

Q4 2017 vs. Q4 2016

SLF Canada insurance sales were $227 million in the fourth quarter of 2017, compared to $308 million in the fourth quarter of 2016. Individual insurance sales of $120 million were 41% lower than the fourth quarter of 2016 following a strong fourth quarter in 2016 in anticipation of the Canadian life insurance tax legislation changes that came into effect on January 1, 2017. Sales in Group Benefits of $107 million increased 2% compared to fourth quarter 2016, continuing its sales momentum experienced over the first nine months of the year.

SLF Canada wealth sales of $3.2 billion in the fourth quarter of 2017 decreased compared to $4.7 billion in the fourth quarter of 2016, primarily due to GRS sales, largely reflecting a large Client sale in the fourth quarter of the prior year. Individual wealth sales of $1.5 billion were level compared to the same quarter of the prior year.

2017 vs. 2016

SLF Canada insurance sales were $1,125 million in 2017, compared to $950 million in 2016. Individual insurance sales of $451 million were down 5% from the same period in the prior year, driven by strong sales in the fourth quarter of the prior year in anticipation of the Canadian life insurance tax legislation changes that came into effect on January 1, 2017. Sales in Group Benefits of $674 million increased 42% compared to 2016 driven by several large case sales.

SLF Canada wealth sales were $15.0 billion in 2017, compared to $13.2 billion in 2016. Individual wealth sales of $5.9 billion were up 9% in 2017 compared to 2016, driven by continued growth in our wealth manufactured(1) products, including SLGI(2) mutual funds and Sun GIF(3) segregated funds. GRS sales of $9.1 billion were 16% ahead of 2016, due to increased renewal activity.

One of our key initiatives is to continue growing our Individual Wealth manufactured products, SLGI mutual funds and Sun Life Guaranteed Investment Funds segregated funds. AUM for our wealth businesses, including GRS, was $120.8 billion, increased from $111.5 billion in 2016.

(1)	Represents sales of individual wealth products developed by Sun Life, which include Sun Life Global Investment mutual funds, Sun Life Guaranteed Investment Funds segregated funds, Guaranteed Investment Certificates, and Accumulation and Payout Annuities.
(2)	Sun Life Global Investments (Canada) Inc.
(3)	Sun Life Guaranteed Investment Funds

Fourth Quarter 2017/ sunlife.com 15

2. SLF U.S.

	Quarterly results			Full Year
(US$ millions)	Q4’17	Q3’17	Q4’16	2017	2016
Group Benefits	30	86	20	140	73
International	30	99	19	347	222
In-force Management	(79)	(29)	41	(247)	90
Reported net income (loss)	(19)	156	80	240	385
Market related impacts(5)	(14)	16	25	1	13
Assumption changes and management actions(1)(5)	(2)	23	2	(7)	75
Acquisition, integration and restructuring(2)	(8)	(12)	(12)	(52)	(42)
U.S. tax reform(1)	(94)	—	—	(94)	—
Underlying net income (loss)(3)	99	129	65	392	339
Reported ROE (%)	(2.1)	17.7	9.0	6.9	11.2
Underlying ROE (%)(3)	11.0	14.6	7.3	11.3	9.9
After-tax profit margin for Group Benefits (%)(4)	5.0	4.5	3.5	5.0	3.5
Insurance sales(3)	532	174	415	958	865

(C$ millions)
Reported net income (loss)	(25)	195	106	308	508
Underlying net income (loss)(3)	126	161	87	507	447
(1)	U.S. tax reform of US$(94) million ($(119) million) includes US$(231) million ($(293) million) of ACMA, which is excluded from ACMA of US$(2) million ($(3) million).
(2)	Acquisition, integration and restructuring amounts related to the acquisition and integration costs of the U.S. employee benefits business acquired in 2016 in Group Benefits.
(3)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(4)	Based on underlying net income, on a trailing four quarters basis, and which is described in section J - Non-IFRS Financial Measures in this document.
(5)	See section J - Non-IFRS Financial Measures in this document for a breakdown of the components.

Profitability

Q4 2017 vs. Q4 2016

SLF U.S.’s reported net loss was US$19 million ($25 million) in the fourth quarter of 2017, compared to reported net income of US$80 million ($106 million) in the fourth quarter of 2016. Underlying net income was US$99 million ($126 million), compared to US$65 million ($87 million) in the fourth quarter of 2016. The impact from the movement of the Canadian dollar in the fourth quarter of 2017 relative to average exchange rates in the fourth quarter of 2016 decreased underlying net income by $6 million.

Reported net loss in the fourth quarter of 2017 compared to reported net income in the fourth quarter of 2016 reflected the unfavourable impact of the U.S. tax reform and market related impacts driven by interest rates, largely in In-force Management.

Underlying net income was up 52% in U.S. dollars from the fourth quarter 2016 resulting in after-tax profit margin for Group Benefits(1) to increase to 5.0% from 3.5% for the comparable period in 2016. This reflects our improved underwriting experience in the group life and disability businesses, as our pricing actions, investments in claims management and expense initiatives, as well as progress on the integration of the U.S. employee benefits business acquired in 2016, continue to progress. These results also reflected more favourable mortality experience in In-force Management, partially offset by lapse and other policyholder experience in In-force Management.

(1)	Based on underlying net income, on a trailing four quarters basis, and which is described in section J - Non-IFRS Financial Measures in this document.

Fourth Quarter 2017/ sunlife.com 16

2017 vs. 2016

SLF U.S.’s reported net income was US$240 million ($308 million) in 2017, compared to reported net income of US$385 million ($508 million) in 2016. Underlying net income was US$392 million ($507 million) in 2017, compared to US$339 million ($447 million) in 2016. The impact from the movement of the Canadian dollar in 2017 relative to average exchange rates in 2016 decreased reported net income and underlying net income by $6 million and $11 million, respectively.

Reported net income in 2017 compared to 2016 reflected the adverse impact of the U.S. tax reform and less favourable market impacts primarily driven by interest rates. ACMA in 2017 (excluding the impact of the U.S. tax reform) were primarily driven by the impact in the second quarter of 2017 related to reinsurance and taxes(1).

Underlying net income in 2017 compared to 2016 reflected improved mortality and morbidity experience in Group Benefits, an increase in gains from investing activities on insurance contract liabilities, and a full twelve months of income from the employee benefits business purchased in the prior year. These items were partially offset by unfavourable policyholder behaviour in In-force Management and less favourable mortality experience in International.

Growth

Q4 2017 vs. Q4 2016

SLF U.S. insurance sales were US$532 million in the fourth quarter of 2017, compared to US$415 million in the fourth quarter of 2016. Group Benefit sales increased by 25% to US$494 million reflected strong medical stop-loss sales which almost doubled from the prior year quarter, partially offset by lower group life and disability sales. International life sales of US$38 million increased by 81% compared to the same quarter in 2016, including several large case sales, maintaining a leadership position in this market.

2017 vs. 2016

SLF U.S. insurance sales increased by US$93 million in 2017 compared to 2016, Group Benefits sales increased 9% compared to 2016 driven by increased sales of medical stop-loss insurance. International sales were up 34% in 2017 compared to the prior year.

(1)	See section D - Profitability - 2017 vs. 2016 - ii. Assumption changes and management actions in our 2017 annual MD&A for details on ACMA in 2017.

Fourth Quarter 2017/ sunlife.com 17

3. SLF Asset Management

	Quarterly results			Full Year
SLF Asset Management (C$ millions)	Q4’17	Q3’17	Q4’16	2017	2016
Reported net income	114	185	198	653	729
Fair value adjustments on MFS’s share-based payment awards	(34)	(19)	10	(81)	30
U.S. tax reform(2)	(78)	—	—	(78)	—
Underlying net income(1)	226	204	188	812	699
Assets under management (C$ billions)(1)	677.6	647.7	624.8	677.6	624.8
Gross sales (C$ billions)(1)	28.5	28.6	29.5	117.3	116.3
Net sales (C$ billions)(1)	(3.4)	(1.9)	(10.4)	(22.4)	(12.2)

MFS (C$ millions)
Reported net income	91	180	189	612	700
Fair value adjustments on MFS’s share-based payment awards	(34)	(19)	10	(81)	30
U.S. tax reform	(95)	—	—	(95)	—
Underlying net income(1)	220	199	179	788	670
Assets under management (C$ billions)(1)	618.3	591.2	571.6	618.3	571.6
Gross sales (C$ billions)(1)	25.6	26.3	26.3	106.5	108.2
Net sales (C$ billions)(1)	(5.0)	(3.3)	(12.7)	(28.5)	(16.7)
(US$ millions)
Reported net income	72	143	142	471	528
Fair value adjustments on MFS’s share-based payment awards	(27)	(16)	7	(64)	22
U.S. tax reform	(75)	—	—	(75)	—
Underlying net income(1)	174	159	135	610	506
Pre-tax operating profit margin ratio(1)	40%	41%	35%	38%	36%
Average net assets (US$ billions)(1)	482.6	468.2	426.9	460.5	421.7
Assets under management (US$ billions)(1)(3)	491.6	474.2	425.6	491.6	425.6
Gross sales (US$ billions)(1)	20.1	21.0	19.8	82.1	81.7
Net sales (US$ billions)(1)	(4.0)	(2.7)	(9.5)	(21.8)	(12.6)
Asset appreciation (depreciation) (US$ billions)	21.4	14.7	(5.6)	87.8	25.0
S&P 500 Index (daily average)	2,605	2,465	2,185	2,448	2,094
MSCI EAFE Index (daily average)	2,005	1,934	1,660	1,886	1,645

SLIM (C$ millions)
Reported net income	23	5	9	41	29

U.S. tax reform	17	—	—	17	—
Underlying net income(1)	6	5	9	24	29
Assets under management (C$ billions)(1)	59.3	56.5	53.2	59.3	53.2
Gross sales (C$ billions)(1)	2.9	2.3	3.2	10.8	8.1

Net sales (C$ billions)(1)	1.6	1.5	2.3	6.1	4.5
(1)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.
(2)	This consists of a charge of $32 million relating to the revaluation of its deferred tax balances, consisting of a charge of $49 million for MFS, partially offset by a benefit of $17 million for SLIM, and a one-time charge on the deemed repatriation of foreign earnings of $46 million for MFS in the fourth quarter of 2017.
(3)	Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS’s U.S. GAAP assets and liabilities as at December 31, 2017.

Fourth Quarter 2017/ sunlife.com 18

Profitability

Q4 2017 vs. Q4 2016

SLF Asset Management’s reported net income was $114 million in the fourth quarter of 2017, compared to $198 million in the fourth quarter of 2016. SLF Asset Management had underlying net income of $226 million in the fourth quarter of 2017, compared to $188 million in the fourth quarter of 2016. The impact from the movement of the Canadian dollar in the fourth quarter of 2017 relative to average exchange rates in the fourth quarter of 2016 decreased reported net income and underlying net income by $6 million and $11 million, respectively.

SLF Asset Management’s reported net income decreased compared to the same quarter in 2016 primarily due to the impact of the U.S. tax reform, which is excluded from underlying net income.

In U.S. dollars, MFS’s reported net income was US$72 million in the fourth quarter of 2017, compared to US$142 million in the fourth quarter of 2016. MFS’s reported net income compared to the fourth quarter of 2016 reflects the charge related to the U.S. tax reform and the Fair value adjustments on MFS’s share-based payment awards. MFS’s underlying net income was US$174 million in the fourth quarter of 2017, compared to US$135 million in the fourth quarter of 2016, driven by higher average net assets and lower taxes. MFS’s pre-tax operating profit margin ratio was 40% in the fourth quarter of 2017, up from 35% in the fourth quarter of 2016 due primarily to higher average net assets.

SLIM’s reported net income was $23 million compared to $9 million in the fourth quarter of 2016, primarily due to a benefit related to the U.S. tax reform discussed above. SLIM’s underlying net income was $6 million compared to $9 million in the fourth quarter of 2016.

2017 vs. 2016

SLF Asset Management’s reported net income in 2017 was $653 million, compared to $729 million in 2016. Underlying net income was $812 million in 2017, compared to $699 million in 2016. The impact from the movement of the Canadian dollar in 2017 relative to average exchange rates in 2016 decreased reported net income and underlying net income by $14 million and $17 million, respectively.

MFS’s reported net income in 2017 was US$471 million, compared to US$528 million in 2016. MFS’s reported net income compared to 2016 reflects the Fair value adjustments on MFS’s share-based payment awards and the impact related to the U.S. tax reform. MFS’s underlying net income was US$610 million in 2017, compared to US$506 million in 2016. MFS’s underlying net income in 2017 increased compared to prior year driven primarily by higher average net assets, expense management, and lower taxes.

SLIM’s reported net income in 2017 was $41 million compared to $29 million in 2016, primarily due to a benefit related to the U.S. tax reform. SLIM’s underlying net income was $24 million compared to $29 million in 2016.

Growth

SLF Asset Management’s AUM was $677.6 billion as at December 31, 2017, compared to $624.8 billion as at December 31, 2016. The increase in AUM was primarily due to asset appreciation, partially offset by unfavourable currency impact and net outflows. MFS’s AUM was US$491.6 billion ($618.3 billion) as at December 31, 2017, compared to US$425.6 billion ($571.6 billion) as at December 31, 2016. The increase of US$66.0 billion was primarily driven by asset appreciation of US$87.8 billion and gross sales of US$82.1 billion, partially offset by redemptions of US$103.9 billion. Net outflows at MFS were primarily driven by institutional Client portfolio re-balancing and the trend to passive investing. 84%, 79% and 92% of MFS’s retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, as of December 31, 2017.

SLIM’s AUM was $59.3 billion as at December 31, 2017, compared to $53.2 billion as at December 31, 2016. This increase was primarily due to net sales of $6.1 billion.

Fourth Quarter 2017/ sunlife.com 19

4. SLF Asia

	Quarterly results			Full Year
($ millions)	Q4’17	Q3’17	Q4’16	2017	2016
Reported net income (loss)	83	93	58	326	309
Market related impacts(1)	—	(4)	6	(19)	(13)
Assumption changes and management actions(1)	3	7	(9)	15	(6)
Acquisition, integration and restructuring	—	—	(1)	—	33
Underlying net income (loss)(2)	80	90	62	330	295
Reported ROE (%)(2)	7.6	8.8	5.5	7.6	7.9
Underlying ROE (%)(2)	7.3	8.4	5.8	7.7	7.5
Insurance sales(2)	203	163	208	687	660
Wealth sales(2)	3,603	3,607	3,092	13,056	8,849

(1) See section J - Non-IFRS Financial Measures in this document for a breakdown of the components.

(2) Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

Profitability

Q4 2017 vs. Q4 2016

SLF Asia’s reported net income was $83 million in the fourth quarter of 2017, compared to reported net income of $58 million in the fourth quarter of 2016. Underlying net income was $80 million, compared to $62 million in the fourth quarter of 2016. The impact from the movement of the Canadian dollar in the fourth quarter of 2017 relative to average exchange rates in the fourth quarter of 2016 reduced both reported net income and underlying net income by $5 million.

Reported net income in the fourth quarter of 2017 compared to the fourth quarter of 2016 reflected favourable impact of ACMA, partially offset by less favourable market related impacts, primarily driven by interest rate changes. Underlying net income in the fourth quarter of 2017, compared to the fourth quarter of 2016, reflected growth in fee income business and contribution from our joint ventures.

2017 vs. 2016

Reported net income was $326 million in 2017, compared to $309 million in 2016. Underlying net income in 2017 was $330 million, compared to $295 million in the prior year. The impact from the movement in the Canadian dollar in 2017 relative to average exchange rates in 2016 decreased reported net income and underlying net income by $18 million and $19 million, respectively.

Reported net income in 2017 compared to 2016 reflected favourable impact from ACMA, partially offset by higher unfavourable market related impacts, primarily driven by equity market changes. 2016 reflected the favourable impact of acquisition, integration and restructuring amounts related to remeasuring our existing investment to fair value upon acquiring control over the operations of Sun Life Vietnam Insurance Company Limited (“Sun Life Vietnam”) and over the operations of Sun Life Financial Indonesia. Underlying net income in 2017 compared to 2016 reflected growth in fee income business and higher level of gains from available-for-sale (“AFS”) assets.

Growth

Q4 2017 vs. Q4 2016

SLF Asia insurance sales were $203 million in the fourth quarter of 2017, compared to $208 million in the fourth quarter of 2016. Total individual insurance sales decreased 2% compared to the fourth quarter of 2016 due to the strengthening of the Canadian dollar and lower sales in Hong Kong. On a constant currency basis, individual insurance sales increased 3%. With the exception of lower sales in Hong Kong, all other markets achieved double-digit growth.

Fourth Quarter 2017/ sunlife.com 20

SLF Asia wealth sales were $3.6 billion in the fourth quarter of 2017, compared to $3.1 billion in the fourth quarter of 2016. Strong wealth sales were led by continued growth in equity and fixed income funds in our Indian joint venture mutual fund company, Aditya Birla Sun Life AMC Limited, and our asset management company in the Philippines, as well as our growing pensions business in Hong Kong.

2017 vs. 2016

SLF Asia insurance sales were $687 million in 2017, compared to $660 million in 2016. Total individual insurance sales in 2017 increased 5% from 2016. On a constant currency basis, individual insurance sales increased 9% driven by our increase in ownership in Indonesia, Vietnam and India, as well as organic growth in all markets except Hong Kong.

SLF Asia wealth sales were $13.1 billion in 2017, compared to $8.8 billion in 2016. Wealth sales grew by 49% on a constant currency basis over 2016, driven by exceptional growth in our mutual fund operations in India and the Philippines, as well as our Hong Kong pensions business.

5. Corporate

	Quarterly results			Full Year
($ millions)	Q4’17	Q3’17	Q4’16	2017	2016
SLF U.K.	6	72	26	181	184
Corporate Support	(143)	(68)	(58)	(282)	(181)
Reported net income (loss)	(137)	4	(32)	(101)	3
Market related impacts(1)	—	7	(6)	5	(13)
Assumption changes and management actions(1)(2)	(10)	33	—	55	14
Acquisition, integration and restructuring(3)	(50)	(2)	(6)	(55)	(5)
U.S. tax reform(2)	(54)	—	—	(54)	—
Underlying net income (loss)(4)	(23)	(34)	(20)	(52)	7
(1)	See section J - Non-IFRS Financial Measures in this document for a breakdown of the components.
(2)	U.S. tax reform impact of $(54) million includes $5 million of ACMA, which is excluded from ACMA of $(10) million.
(3)	Acquisition, integration and restructuring amounts for the fourth quarter of 2017 consisted primarily of the impact of the restructuring charge related to Company’s plan to enhance business processes and organizational structures and capabilities. The adjustment also includes acquisition and integration costs from Bentall Kennedy Group of Companies, Prime Advisors Inc. and Ryan Labs Asset Management Inc. in Corporate Support.
(4)	Represents a non-IFRS financial measure. See section J - Non-IFRS Financial Measures in this document.

Profitability

Q4 2017 vs. Q4 2016

Corporate had reported net loss of $137 million in the fourth quarter of 2017, compared to reported loss of $32 million in the fourth quarter of 2016. Reported net loss in Corporate in the fourth quarter of 2017 reflected the unfavourable impact of acquisition, integration and restructuring amounts and the impact of the U.S. tax reform. Underlying net loss was $23 million, compared to underlying loss of $20 million in the fourth quarter of 2016.

SLF U.K.’s reported net income in the fourth quarter of 2017 decreased compared to the fourth quarter of 2016 which reflected impacts from the treatment of policyholder tax losses, ACMA, and a lower level of gains from investing activity on insurance contract liabilities, partially offset by favourable mortality.

Corporate Support had a reported net loss of $143 million in the fourth quarter of 2017, compared to a reported net loss of $58 million in the fourth quarter of 2016. The increase in loss was primarily due to the restructuring charge related to actions to enhance business processes and organizational structures and capabilities and the impact of the U.S. tax reform in Run-off reinsurance.

2017 vs. 2016

The reported net loss was $101 million in the Corporate segment in 2017, compared to a reported net income of $3 million in 2016, reflected the unfavourable impact of acquisition, integration and restructuring amounts and the impact of the U.S. tax reform, partially offset by the favourable impact of ACMA. Underlying net loss was $52 million in 2017, compared to an underlying net income of $7 million in the prior year. The impact from the movement of the Canadian dollar relative to average exchange rates in 2017 increased reported net loss by $15 million and increased underlying net loss by $9 million.

Fourth Quarter 2017/ sunlife.com 21

SLF U.K.’s reported net income in 2017 compared to 2016 reflected the favourable impact of ACMA, improved equity markets and favourable mortality experience, offset by lower level of gains from investing activity on insurance contract liabilities and impacts from the treatment of policyholder tax losses.

In Corporate Support, the reported net loss in 2017 was $282 million compared to a reported net loss of $181 million in 2016 primarily due to the impact of the U.S. tax reform and the restructuring charge related to actions to enhance business processes and organizational structures.

G. Investments

We had total general fund invested assets of $146.1 billion as at December 31, 2017, compared to $142.4 billion as at December 31, 2016. The increase in general fund invested assets was primarily due to changes in operating activity and net fair value growth, partially offset by the currency impact of the strengthening Canadian dollar and the net redemption of subordinated debt. Our general fund invested assets are well diversified across investment types, geographies and sectors with the majority of our portfolio invested in fixed income high quality assets.

The following table sets out the composition of our general fund invested assets.(1)

	December 31, 2017		December 31, 2016
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	8,890	6%	8,642	6%
Debt securities	72,619	50%	71,887	50%
Equity securities	6,020	4%	5,774	4%
Mortgages and loans	42,805	29%	40,775	29%
Derivative assets	1,478	1%	1,608	1%
Other invested assets	4,154	3%	3,931	3%
Policy loans	3,106	2%	3,141	2%
Investment properties(2)	7,067	5%	6,592	5%
Total invested assets	146,139	100%	142,350	100%
(1)	The values and ratios presented are based on the carrying value of the respective asset categories. Generally, the carrying values for Fair value through profit or loss (“FVTPL”) and AFS invested assets are equal to their fair values; however our mortgages and loans are generally carried at amortized cost. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the assets.
(2)	As a result of the relocation of our head office location, the December 31, 2017 balance includes the reclassification of our former head office location in the second quarter of 2017, previously classified as owner-occupied, with a fair value of $259 million at the time of transfer from Other Assets to Investment properties. The reclassification recognized revaluation surplus of $172 million which was recorded as an increase of $139 million of accumulated other comprehensive income, net of taxes of $33 million.

1. Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that it remains well diversified and duration-matched to insurance contract liabilities. With the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom and the Philippines, our exposure to debt securities from any single country did not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at December 31, 2017.

The carrying value of FVTPL and AFS debt securities by geographic location is presented in the following table.

Fourth Quarter 2017/ sunlife.com 22

	December 31, 2017				December 31, 2016
($ millions)	FVTPL debt securities	AFS debt securities	Total	% of Total	FVTPL debt securities	AFS debt securities	Total	% of Total
Debt securities
Canada	24,132	4,114	28,246	39%	22,507	3,589	26,096	36%
United States	20,758	5,719	26,477	36%	21,469	5,910	27,379	38%
Europe	8,923	1,402	10,325	14%	9,087	1,507	10,594	15%
Asia	3,694	571	4,265	6%	3,841	651	4,492	6%
Other	2,460	846	3,306	5%	2,562	764	3,326	5%
Total debt securities	59,967	12,652	72,619	100%	59,466	12,421	71,887	100%

Our debt securities with a credit rating of “A” or higher represented 70.6% of the total debt securities as at December 31, 2017, compared to 69.6% as at December 31, 2016. Debt securities with a credit rating of “BBB” or higher represented 98.3% of total debt securities as at December 31, 2017, compared to 97.6% as at December 31, 2016.

Our gross unrealized losses as at December 31, 2017 for FVTPL and AFS debt securities were $0.3 billion and $0.1 billion, respectively, compared with $0.7 billion and $0.1 billion, respectively, as at December 31, 2016.

2. Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. Our mortgage portfolio consisted almost entirely of first mortgages and our loan portfolio consisted of private placement loans.

The carrying value of mortgages and loans by geographic location is presented in the following table.(1)

Mortgages and Loans by Geography

	December 31, 2017			December 31, 2016
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	8,390	13,265	21,655	8,234	13,120	21,354
United States	7,103	9,542	16,645	7,162	8,562	15,724
Europe	—	2,706	2,706	—	1,668	1,668
Asia	—	265	265	—	247	247
Other	—	1,534	1,534	—	1,782	1,782
Total	15,493	27,312	42,805	15,396	25,379	40,775
% of Total Invested Assets	11%	19%	29%	11%	18%	29%

  (1) The geographic location for mortgages is based on the location of the property and for loans it is based on the country of the creditor’s parent.

As at December 31, 2017, we held $15.5 billion of mortgages, compared to $15.4 billion as at December 31, 2016. Our mortgage portfolio consists entirely of commercial mortgages, including retail, office, multi-family, industrial and land properties. As at December 31, 2017, 30% of our commercial mortgage portfolio consisted of multi-family residential mortgages; there are no single family residential mortgages. Our uninsured commercial portfolio had a weighted average loan-to-value ratio of approximately 55% as at December 31, 2017, consistent with December 31, 2016. While we generally limit the maximum loan-to-value ratio to 75% at issuance, we may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured by the Canada Mortgage and Housing Corporation (“CMHC”). The estimated weighted average debt service coverage for our uninsured commercial portfolio is 1.77 times. Of the $3.2 billion of multi-family residential mortgages in the Canadian commercial mortgage portfolio, 91% were insured by the CMHC.

As at December 31, 2017, we held $27.3 billion of loans, compared to $25.4 billion as at December 31, 2016. Private placement loans provide diversification by type of loan, industry segment and borrower credit quality. The private placement loan portfolio consists of senior secured and unsecured loans to large- and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

Fourth Quarter 2017/ sunlife.com 23

Mortgages and Loans Past Due or Impaired

The gross carrying value and allowance for mortgages and loans past due or impaired are presented in the following table.

	December 31, 2017
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,482	27,180	42,662	—		—	—
Past due:
Past due less than 90 days	—	71	71	—		—	—
Past due 90 days or more	—	—	—	—		—	—
Impaired	33	89	122	22	(1)	28	50
Total	15,515	27,340	42,855	22		28	50
	December 31, 2016
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	15,378	25,379	40,757	—		—	—
Past due:
Past due less than 90 days	2	—	2	—		—	—
Past due 90 days or more	—	—	—	—		—	—
Impaired	39	7	46	23	(1)	7	30
Total	15,419	25,386	40,805	23		7	30

(1) Includes $20 million of sectoral provisions as at December 31, 2017, and $21 million of sectoral provisions as at December 31, 2016.

Our impaired mortgages and loans, net of allowance for losses, were $72 million as at December 31, 2017, compared to $16 million as at December 31, 2016. The increase of $56 million in impaired loans was primarily due to the addition of two creditors in the first quarter of 2017.

3. Derivative Financial Instruments

The values associated with our derivative instruments are presented in the following table. Notional amounts serve as the basis for payments calculated under derivatives contracts and are not exchanged.

($ millions)	December 31, 2017	December 31, 2016
Net fair value asset (liability)	(278)	(904)
Total notional amount	54,121	54,350
Credit equivalent amount	561	510
Risk-weighted credit equivalent amount	5.6	5.2

The total notional amount of our derivatives decreased to $54.1 billion as at December 31, 2017 from $54.4 billion as at December 31, 2016 reflecting a decline in interest rate contracts, partially offset by foreign currency contracts.

The net fair value of derivatives was a net liability of $278 million as at December 31, 2017, compared to a net liability of $904 million as at December 31, 2016. The increase in net fair value was primarily due to the impact of the strengthening of the Canadian dollar against the U.S. dollar on foreign exchange contracts, partially offset by upward shifts in the yield curve.

4. Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Fourth Quarter 2017/ sunlife.com 24

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at December 31, 2017 was $2,288 million compared to $2,247 million as at December 31, 2016. The increase of $41 million was primarily due to increases in the provision for assets purchased, net of dispositions offset by strengthening of the Canadian dollar and the release of provisions on fixed income assets supporting our insurance contract liabilities.

H. Risk Management

The Company has established a Risk Management Framework to assist in identifying, measuring, managing, monitoring and reporting risks. The Risk Management Framework covers all risks and these have been grouped into six major categories: credit, market, insurance, business and strategic, operational and liquidity risks.

Through our enterprise risk management processes, we oversee the various risk factors identified in the Risk Management Framework and provide reports to senior management and to the Board Committees at least quarterly. Our enterprise risk management processes and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities and investment products and includes Run-off reinsurance in our Corporate business segment.

1. Market Risk Sensitivities

Our net income(1) is affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Annual Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Annual Consolidated Financial Statements. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases with declining interest rates and decreases with rising interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through other comprehensive income (“OCI”) and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

We realized $41 million (pre-tax) in net gains on the sale of AFS assets during the fourth quarter of 2017 ($41 million pre-tax in the fourth quarter of 2016). The net unrealized gains or OCI position on AFS fixed income and equity assets were $171 million and $175 million, respectively, after-tax as at December 31, 2017 ($86 million and $125 million, respectively, after-tax as at December 31, 2016).

(1) Net income refers to common shareholders’ net income in section H—Risk Management in this document.

Fourth Quarter 2017/ sunlife.com 25

The following table sets out the estimated immediate impact on, or sensitivity of our net income and OCI, and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at December 31, 2017 and December 31, 2016.

Interest Rate and Equity Market Sensitivities

As at December 31, 2017(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(250)	$(100)	$50	$100
Potential impact on OCI	$550	$250	$(250)	$(550)
Potential impact on MCCSR(4)	9% points decrease	4% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$300
Potential impact on OCI	$(200)	$(50)	$50	$200
Potential impact on MCCSR(4)	4% points decrease	1% points decrease	2% points increase	3% points increase
As at December 31, 2016(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase

Potential impact on net income(3)(6)	$(200)	$(100)	$50	$50
Potential impact on OCI	$550	$250	$(250)	$(500)
Potential impact on MCCSR(4)	8% points decrease	3% points decrease	4% points increase	7% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$250
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	3% points decrease	1% points decrease	2% points increase	4% points increase
(1)	Net income and OCI sensitivities have been rounded to the nearest $50 million. The sensitivities exclude the market impacts on the income from our joint ventures and associates, which we account for on an equity basis.

(2)	Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2017 and December 31, 2016 with no change to the Actuarial Standards Board (“ASB”) promulgated Ultimate Reinvestment Rate (“URR”). Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)	The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at December 31, 2017 and December 31, 2016, and include new business added and product changes implemented prior to such dates.

(4)	The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at December 31, 2017 and December 31, 2016. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance.

(5)	Represents the respective change across all equity markets as at December 31, 2017 and December 31, 2016. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(6)	The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income and MCCSR sensitivities to changes in interest rates and equity markets have changed since December 31, 2016. The increase in sensitivities is primarily the result of ACMA during 2017.

2. Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Fourth Quarter 2017/ sunlife.com 26

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
December 31, 2017	$(100)	$100
December 31, 2016	$(125)	$125

(1) Sensitivities have been rounded to the nearest $25 million.

(2) In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)	20 basis point decrease	20 basis point increase
December 31, 2017	$25	$(25)
December 31, 2016	$25	$(25)

(1) Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads across the entire term structure. Variations in realized spread changes based on different terms to maturity, geographies, asset classes and derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to Additional Cautionary Language and Key Assumptions Related to Sensitivities in this section for important additional information regarding these estimates.

3. General Account Insurance and Annuity Products

Most of our expected sensitivity to changes in interest rates and about two-thirds of our expected sensitivity to changes in equity markets are derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps and swaptions.

Fourth Quarter 2017/ sunlife.com 27

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income assets, interest rate swaps, and swaptions.

4. Segregated Fund Guarantees

Approximately one-third of our equity market sensitivity and a small amount of interest rate risk sensitivity as at December 31, 2017 are derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization. The cost of providing these guarantees is uncertain and depends upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided for our segregated fund products.

As at December 31, 2017
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,448	315	10,875	399
SLF U.S.	3,727	250	3,755	107
Run-off reinsurance(4)	2,534	375	1,546	385
Total	18,709	940	16,176	891

As at December 31, 2016
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,354	348	10,961	499
SLF U.S.	4,361	430	4,681	171
Run-off reinsurance(4)	2,695	494	1,864	469
Total	19,410	1,272	17,506	1,139
(1)	The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.
(2)	For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.
(3)	The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.
(4)	The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2016 to December 31, 2017 primarily resulted from the following factors:

(i)	the total fund values decreased due to the strengthening of the Canadian dollar against the U.S. dollar and the net redemptions from legacy business, this was partially offset by favourable equity market movements;
(ii)	the amount at risk decreased due to the strengthening of the Canadian dollar against the U.S. dollar, favourable equity market movements and the net redemptions from legacy business;
(iii)	the total value of guarantees decreased due to the strengthening of the Canadian dollar against the U.S. dollar and the net redemptions from legacy business; and
(iv)	the total insurance contract liabilities decreased due to the strengthening of the Canadian dollar against the U.S. dollar, favourable equity market movements, and the net redemptions from legacy business.

Fourth Quarter 2017/ sunlife.com 28

5. Segregated Fund Hedging

Our hedging programs use derivative instruments to mitigate the interest and equity related exposure of our segregated fund contracts. As at December 31, 2017, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our market risk exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and associated margins.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and a 10% and 25% decrease in equity markets for segregated fund contracts as at December 31, 2017 and December 31, 2016.

Impact of Segregated Fund Hedging

December 31, 2017
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(150)	(450)
Hedging impact	200	400	100	350
Net of hedging	—	—	(50)	(100)

December 31, 2016
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(250)	(550)	(200)	(550)
Hedging impact	250	550	150	450
Net of hedging	—	—	(50)	(100)
(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)	Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in net income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.
(3)	Represents a parallel shift in assumed interest rates across the entire yield curve as at December 31, 2017 and December 31, 2016, with no change to the ASB promulgated URR. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for dynamic hedging programs at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).
(4)	Represents the change across all equity markets as at December 31, 2017 and December 31, 2016. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for dynamic hedging programs at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

6. Real Estate Risk

Real estate risk is the potential for financial loss arising from fluctuations in the value of, or future cash flows from our investments in real estate. We are exposed to real estate risk and may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. A material and sustained increase in interest rates may lead to deterioration in real estate values. An instantaneous 10% decrease in the value of our direct real estate investments as at December 31, 2017 would decrease net income(1) by approximately $250 million ($200 million decrease as at December 31, 2016). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at December 31, 2017 would increase net income by approximately $250 million ($200 million increase as at December 31, 2016).

(1) Net income sensitivities have been rounded to the nearest $25 million.

Fourth Quarter 2017/ sunlife.com 29

7. Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates and other market variables relative to those underlying the calculation of these sensitivities. The extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2016 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see section J—Non-IFRS Financial Measures in this document. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

As these market risk sensitivities reflect an instantaneous impact on net income, OCI, and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at December 31, 2017 and December 31, 2016, respectively. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the December 31 calculation dates. The actual impact of hedging activity can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at December 31, 2017 and December 31, 2016, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions (including changes to the ASB promulgated URR) after those dates could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), volatility risk, derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs are intended to mitigate these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through over-the-counter contracts cleared through central clearing houses, exchange-traded contracts or bilateral over-the-counter contracts negotiated directly between counterparties that include applicable credit support annexes), residual risk, potential reported earnings and capital volatility remain.

For the reasons outlined above, our sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Fourth Quarter 2017/ sunlife.com 30

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the section in the annual MD&A under the headings M - Accounting and Control Matters - 1 - Critical Accounting Policies and Estimates. Additional information on market risk can be found in Note 6 of our 2017 Annual Consolidated Financial Statements and the Risk Factors section in our AIF.

I. Additional Financial Disclosure

1. Revenue

	Quarterly results			Full Year
($ millions)	Q4’17	Q3’17	Q4’16	2017	2016
Premiums
Gross	5,308	4,741	5,592	19,838	19,427
Ceded	(1,230)	(1,025)	(1,173)	(4,557)	(4,379)
Net premiums	4,078	3,716	4,419	15,281	15,048
Net investment income
Interest and other investment income	1,399	1,328	1,366	5,413	5,489
Fair value(1) and foreign currency changes on assets and liabilities	1,610	(974)	(4,902)	2,603	2,233
Net gains (losses) on available-for-sale assets	41	41	41	195	223
Fee income	1,520	1,444	1,442	5,842	5,580
Total revenue	8,648	5,555	2,366	29,334	28,573
Adjusted revenue(2)	7,995	7,531	7,963	30,129	29,098
(1)	Represents the change in FVTPL assets and liabilities.
(2)	Adjusted revenue is a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in section J - Non-IFRS Financial Measures in this document.

Revenue in the fourth quarter of 2017 was $8.6 billion, compared to $2.4 billion in the fourth quarter of 2016. The increase was mainly attributable to increases in the fair value of FVTPL assets largely due to the decreases in interest rates in the fourth quarter in 2017 compared to increases in interest rates in the same period in 2016 and also impacts from interest rates derivatives. The currency impact from the change in the Canadian dollar relative to average exchange rates in the fourth quarter of 2016 decreased revenue by $198 million.

Revenue was $29.3 billion in 2017, up $0.7 billion from the comparable period in the prior year. The increase was mainly attributable to higher net premium revenue in SLF Canada and SLF U.S., increased net gains in the fair value of FVTPL assets largely due to slightly lower interest rates and tightening credit spreads in 2017, as well as higher fee income from SLF Asset Management, SLF Canada and SLF Asia, partially offset by lower net premium revenue in SLF Asia and currency impact of $412 million from the change in the Canadian dollar relative to average exchange rates in 2016.

Adjusted revenue was $8.0 billion in the fourth quarter of 2017, largely unchanged from the fourth quarter of 2016. Adjusted revenue of $30.1 billion in 2017 was $1.0 billion higher compared to the same period in 2016. The increase was primarily driven by higher net premium revenue in SLF Canada and SLF U.S., increased fee income from SLF Asset Management, SLF Canada and SLF Asia, partially offset by lower net premium revenue in SLF Asia.

2. Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $162.7 billion as at December 31, 2017, compared to $161.1 billion as at December 31, 2016, primarily a result of an increase of $3.2 billion from business activities and $2.6 billion from the change in value of FVTPL assets and liabilities, partially offset by a decrease of $4.2 billion from the strengthening of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016.

Fourth Quarter 2017/ sunlife.com 31

Insurance contract liabilities (excluding other policy liabilities and assets) of $111.0 billion as at December 31, 2017 increased by $2.6 billion compared to December 31, 2016, mainly due to balances arising from new policies and changes in balances on in-force policies (which include fair value changes on FVTPL assets supporting insurance contract liabilities) including the increase as a result of the U.S. tax reform as described in section C - Profitability - 4 - U.S. tax reform, partially offset by the currency impact from the change in the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016.

Shareholders’ equity, including preferred share capital, was $22.3 billion as at December 31, 2017, compared to $22.0 billion as at December 31, 2016. The increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $2.2 billion in 2017, before preferred share dividends of $93 million;
(ii)	revaluation surplus from the transfer to investment properties of our former head office location of $139 million;
(iii)	net unrealized gains on AFS assets in OCI of $135 million; and
(iv)	$15 million from stock options exercised and $3 million from stock-based compensation; partially offset by
(v)	common share dividend payments of $1,066 million;
(vi)	a decrease of $730 million from the change of the Canadian dollar relative to exchange rates at the end of the fourth quarter of 2016;
(vii)	a decrease of $175 million from the repurchase and cancellation of common shares;
(viii)	changes in the remeasurement of defined benefit plans of $69 million; and
(ix)	a decrease of $31 million from OCI of joint ventures and associates.

3. Goodwill Impairment Testing

The Company completed its annual goodwill and indefinite life intangible asset impairment testing in the fourth quarter of 2017. No impairment charges on goodwill and indefinite life intangible assets were recognized in 2017 or 2016.

J. Non-IFRS Financial Measures

1. Updates to Non-IFRS Measures

Beginning in the first quarter of 2017, we stopped reporting operating net income and its related measures, operating earnings per share (“EPS”) and operating return on equity (“ROE”), in order to streamline our use of non-IFRS financial measures. The adjustments previously used to derive operating net income will continue to be used to derive underlying net income.

2. Underlying Net Income and Underlying EPS

Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period-to-period:

(a)	market related impacts, which include: (i) impact of returns in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% per quarter in the reporting period. Equity market impact also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impact of changes in interest rate that differ from our best estimate assumptions in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impact of changes in the fair value of investment properties in the reporting period.
(b)	assumption changes and management actions, which include: (i) the impact of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts and (ii) the impact on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities;

Fourth Quarter 2017/ sunlife.com 32

(c)	Other adjustments:
(i)	certain hedges in SLF Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our net income from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
(ii)	fair value adjustments on MFS’s share-based payment awards, that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
(iii)	acquisition, integration and restructuring amounts (including impacts related to acquiring and integrating acquisitions); and
(iv)	other items that are unusual or exceptional in nature.

All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted above, underlying EPS excludes the dilutive impact of convertible instruments.

The following table sets out the amounts that were excluded from our underlying net income (loss) and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Fourth Quarter 2017/ sunlife.com 33

Reconciliations of Select Net Income Measures

	Quarterly results			Full Year
($ millions, unless otherwise noted)	Q4’17	Q3’17	Q4’16	2017	2016
Reported net income	207	817	728	2,149	2,485
Equity market impact
Impact from equity market changes	30	24	29	68	62
Basis risk impact	(11)	(6)	(3)	(6)	(11)
Equity market impact	19	18	26	62	51
Interest rate impact(1)
Impact of interest rate changes	(75)	58	160	(79)	45
Impact of credit spread movements	(26)	2	(25)	(54)	(41)
Impact of swap spread movements	(9)	9	(5)	(24)	30
Interest rate impact	(110)	69	130	(157)	34
Impact of changes in the fair value of investment properties	34	26	6	88	22
Market related impacts	(57)	113	162	(7)	107
Assumption changes and management actions(2)	(34)	103	10	81	45
Other adjustments:
Certain hedges in SLF Canada that do not qualify for hedge accounting	2	(6)	8	(16)	(5)
Fair value adjustments on MFS’s share-based payment awards	(34)	(19)	10	(81)	30
Acquisition, integration and restructuring	(60)	(17)	(22)	(123)	(27)
Total of other adjustments	(92)	(42)	(4)	(220)	(2)
U.S. tax reform(2)	(251)	—	—	(251)	—
Underlying net income (loss)	641	643	560	2,546	2,335
Reported EPS (diluted) ($)	0.34	1.32	1.18	3.49	4.03
Market related impacts ($)	(0.10)	0.18	0.26	(0.01)	0.18
Assumption changes and management actions ($)	(0.05)	0.17	0.02	0.13	0.07
Certain hedges in SLF Canada that do not qualify for hedge accounting ($)	—	(0.01)	0.01	(0.03)	(0.01)
Fair value adjustments on MFS’s share-based payment awards ($)	(0.05)	(0.03)	0.02	(0.13)	0.05
Acquisition, integration and restructuring ($)	(0.10)	(0.03)	(0.03)	(0.20)	(0.04)
U.S. tax reform	(0.41)	—	—	(0.41)	—
Impact of convertible securities on diluted EPS ($)	—	(0.01)	(0.01)	(0.01)	(0.02)
Underlying EPS (diluted) ($)	1.05	1.05	0.91	4.15	3.80
(1)	Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)	U.S. tax reform of $(251) million includes $(288) million ($(444) million pre-tax) of ACMA , which is excluded from the ACMA of $(34) million for the fourth quarter of 2017.

3. Additional Non-IFRS Measures

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The quarterly ROE is annualized.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments.

Dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period.

Fourth Quarter 2017/ sunlife.com 34

Sales. In SLF Canada, insurance sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., insurance sales consist of sales by Group Benefits and individual life sales by International. In SLF Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited’s equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. SLF Asset Management sales consist of gross sales (inflows) for retail and institutional Clients; unfunded commitments are not included in sales.

Adjusted revenue. This measure is an alternative measure of revenue that provides greater comparability across reporting periods, by excluding the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”).

	Quarterly results			Full Year
($ millions)	Q4’17	Q3’17	Q4’16	2017	2016
Revenue	8,648	5,555	2,366	29,334	28,573
Constant Currency Adjustment	(192)	(234)	—	(372)	—
FV Adjustment	1,610	(974)	(4,902)	2,603	2,233
Reinsurance in SLF Canada’s GB Operations Adjustment	(765)	(768)	(695)	(3,026)	(2,758)
Adjusted revenue	7,995	7,531	7,963	30,129	29,098

Adjusted premiums and deposits. This measure is an alternative measure of premiums and deposits that provides greater comparability across reporting periods by excluding the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment.

	Quarterly results			Full Year
($ millions)	Q4’17	Q3’17	Q4’16	2017	2016
Premiums and deposits	40,966	40,151	42,422	164,680	158,459
Constant Currency Adjustment	(1,689)	(2,114)	—	(2,828)	—
Reinsurance in SLF Canada’s GB Operations Adjustment	(765)	(768)	(695)	(3,026)	(2,758)
Adjusted premiums and deposits	43,420	43,033	43,117	170,534	161,217

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS’s share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

After-tax profit margin for SLF U.S. Group Benefits. This ratio assists in explaining our results from period to period and is a measure of profitability that expresses SLF U.S. Group Benefits underlying net income as a percentage of net premiums. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Impact of foreign exchange. Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and Total net income (loss), are translated into Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes.

Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Assumption changes and management actions. In this document the impact of ACMA on shareholders’ net income (after-tax) is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in this document.

Fourth Quarter 2017/ sunlife.com 35

Note 10.A of our Annual Consolidated Financial Statements shows the pre-tax impact of method and assumption changes on shareholder and participating policyholder Insurance Contract Liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets.

The view in this document of assumption changes and management actions is the impact on shareholders’ net income (after tax). The Annual Consolidated Financial Statement view is a component of the change in total company liabilities. The following table provides a reconciliation of the differences between the two measures.

($ millions)	Q4’17	Q3’17	Q2’17	Q1’17	2017
Impact of method and assumption changes on Insurance Contract Liabilities (pre-tax)(1)	(436)	95	342	172	173
Less: Participating Policyholders(2)(7)	35	(13)	2	157	181
Impact of method and assumption changes excluding participating policyholders (pre-tax)	(471)	108	340	15	(8)
Less: Tax	(160)	(10)	115	4	(51)
Impact of method and assumption changes excluding participating policyholders (after-tax)	(311)	118	225	11	43
Add: Management Actions (after-tax)(3)	—	(21)	(214)	(8)	(243)
Other (after-tax)(4)	(11)	6	—	(2)	(7)
Assumption changes and management actions (after-tax)(5)(6)(8)	(322)	103	11	1	(207)
(1)	Note 10.A of our Annual Consolidated Financial Statements shows the pre-tax impact of method and assumption changes on shareholder and participating policyholder Insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The amount shown in the table above is the shareholders’ income impact related to the amount shown in Note 10.A of our Annual Consolidated Financial Statements.
(2)	Adjustment to remove the pre-tax impact of method and assumption changes on amounts attributed to participating policyholders.
(3)	Adjustment to include the after-tax impact of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities. In the second quarter of 2017, management actions were mainly in SLF U.S., primarily comprised of the expected impact of recapturing certain reinsurance treaties and the expected cost of reinsurance in certain other treaties.
(4)	Adjustments to include the after-tax impact of method and assumption changes on investment contracts and other policy liabilities.
(5)	Includes the tax impacts of assumption changes and management actions on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(6)	Assumption changes and management actions is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability in this document.
(7)	First quarter of 2017 comprised of an update to the SLF Canada participating individual life business to reflect mortality experience. The fourth quarter of 2017 includes $46 million decrease as a result of the U.S. tax reform.
(8)	During the fourth quarter of 2017, the impact on reported net income of a decrease of $34 million is presented as an adjustment to arrive at underlying net income as Assumption changes and management actions. The impact on reported net income of a decrease of $288 million ($444 million pre-tax) related to the U.S. tax legislation changes enacted on December 22, 2017, included in the $(322) million above, is included as part of the U.S. tax reform impact that is reported separately as an adjustment to arrive an underlying net income (see section C - Profitability - 4 - U.S. tax reform).

In the fourth quarter of 2017, the impact of ACMA of $(322) million is comprised of $(288) million related to the U.S. tax reform and $(34) million for all other assumption changes and management actions.

See section D - Profitability - 2017 vs. 2016 - ii. Assumption changes and management actions in our 2017 annual MD&A for details on ACMA in 2017.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, insurance sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, OSFI.

Fourth Quarter 2017/ sunlife.com 36

K. Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our growth initiatives and other business objectives, (iii) relating to the expected impact of the U.S. tax reform on the Company’s tax expense (iv) relating to our expected capital position under the new LICAT guideline, (v) relating to our expected tax range for future years (vi) that are predictive in nature or that depend upon or refer to future events or conditions, and (vii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings C - Profitability - 4 - U.S. tax reform, C - Profitability - 6 - Income taxes, E - Financial Strength and H - Risk Management and in SLF Inc.’s 2017 AIF under the heading Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality, morbidity and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; tax matters, including estimates and judgments used in calculating taxes; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and the impact of mergers, acquisitions and divestitures; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; the environment, environmental laws and regulations and third-party policies; and liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

Earnings Conference Call

The Company’s fourth quarter 2017 financial results will be reviewed at a conference call on Thursday, February 15, 2018, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company’s website, www.sunlife.com, until the Q4 2019 period end. The conference call can also be accessed by phone by dialing 647-427-2311 (International) or 1-866-521-4909 (toll-free within North America). A replay of the conference call will be available from Thursday, February 15, 2018 at 1 p.m. ET until 11:59 p.m. ET on Thursday, March 1, 2018 by calling 416-621-4642 or 1-800-585-8367 (toll free within North America) using Conference ID: 6667608.

Fourth Quarter 2017/ sunlife.com 37

Consolidated Statements of Operations

	For the three months ended		For the twelve months ended
(unaudited, in millions of Canadian dollars except for per share amounts)	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Revenue
Premiums
Gross	$5,308	$5,592	$19,838	$19,427
Less: Ceded	1,230	1,173	4,557	4,379
Net premiums	4,078	4,419	15,281	15,048
Net investment income (loss):
Interest and other investment income	1,399	1,366	5,413	5,489
Fair value and foreign currency changes on assets and liabilities	1,610	(4,902)	2,603	2,233
Net gains (losses) on available-for-sale assets	41	41	195	223
Net investment income (loss)	3,050	(3,495)	8,211	7,945
Fee income	1,520	1,442	5,842	5,580
Total revenue	8,648	2,366	29,334	28,573

Benefits and expenses
Gross claims and benefits paid	3,890	4,003	15,353	15,210
Increase (decrease) in insurance contract liabilities	3,138	(4,371)	5,327	5,391
Decrease (increase) in reinsurance assets	23	450	821	133
Increase (decrease) in investment contract liabilities	1	(39)	41	(13)
Reinsurance expenses (recoveries)	(1,082)	(1,073)	(4,373)	(4,313)
Commissions	631	652	2,403	2,372
Net transfer to (from) segregated funds	(63)	(133)	(119)	(307)
Operating expenses	1,749	1,678	6,410	6,000
Premium taxes	100	90	379	339
Interest expense	81	80	303	316
Total benefits and expenses	8,468	1,337	26,545	25,128

Income (loss) before income taxes	180	1,029	2,789	3,445
Less: Income tax expense (benefit)	(66)	201	302	619

Total net income (loss)	246	828	2,487	2,826

Less: Net income (loss) attributable to participating policyholders and non-controlling interests	16	77	245	245

Shareholders’ net income (loss)	230	751	2,242	2,581

Less: Preferred shareholders’ dividends	23	23	93	96
Common shareholders’ net income (loss)	$207	$728	$2,149	$2,485

Average exchange rates during the reporting periods:
U.S. dollars	1.27	1.33	1.30	1.33

Earnings (loss) per share
Basic	$0.34	$1.19	$3.51	$4.05
Diluted	$0.34	$1.18	$3.49	$4.03

Dividends per common share	$0.455	$0.42	$1.745	$1.62

Fourth Quarter 2017/ sunlife.com 38

Consolidated Statements of Financial Position

	As at
(unaudited, in millions of Canadian dollars)	December 31, 2017	December 31, 2016

Assets
Cash, cash equivalents and short-term securities	$8,890	$8,642
Debt securities	72,619	71,887
Equity securities	6,020	5,774
Mortgages and loans	42,805	40,775
Derivative assets	1,478	1,608
Other invested assets	4,154	3,931
Policy loans	3,106	3,141
Investment properties	7,067	6,592
Invested assets	146,139	142,350
Other assets	4,408	5,109
Reinsurance assets	4,028	5,144
Deferred tax assets	1,295	1,448
Intangible assets	1,667	1,703
Goodwill	5,183	5,317
Total general fund assets	162,720	161,071
Investments for account of segregated fund holders	106,392	97,167
Total assets	$269,112	$258,238

Liabilities and equity

Liabilities
Insurance contract liabilities	$117,785	$115,057
Investment contract liabilities	3,082	2,913
Derivative liabilities	1,756	2,512
Deferred tax liabilities	403	687
Other liabilities	11,987	12,399
Senior debentures	1,299	1,299
Subordinated debt	3,437	3,836
Total general fund liabilities	139,749	138,703
Insurance contracts for account of segregated fund holders	99,121	90,388
Investment contracts for account of segregated fund holders	7,271	6,779
Total liabilities	$246,141	$235,870

Equity
Issued share capital and contributed surplus	$10,911	$10,943
Shareholders’ retained earnings and accumulated other comprehensive income	11,410	11,013
Total shareholders’ equity	22,321	21,956
Participating policyholders’ equity	650	412
Total equity	$22,971	$22,368
Total liabilities and equity	$269,112	$258,238

Exchange rates at the end of the reporting periods:
U.S. dollars	1.26	1.34

Media Relations Contact:	Investor Relations Contact:

Irene Poon	Gregory Dilworth

Corporate Communications	Vice-President, Investor Relations

Tel: 647-256-2330	Tel: 416-979-6230

irene.poon@sunlife.com	investor.relations@sunlife.com

Fourth Quarter 2017/ sunlife.com 39